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                               August 4, 2022

       Christopher Lustrino
       President, Chief Executive Officer, and Chief Financial Officer KingsCrowd, Inc.
       855 Boylston Street, Suite 1000
       Boston, MA 02116

                                                        Re: KingsCrowd, Inc.
                                                            Post Effective
Amendment on Form 1-A
                                                            Filed July 21, 2022
                                                            File No. 024-11497

       Dear Mr. Lustrino:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment to Post Effective Amendment on Form 1-A filed July 21, 2022

       General

   1. We refer to your response to comment 1 and to the letter that Republic will e-mail to purchasers. Your
discussion of the statutory period suggests that purchasers could bring a claim under Section 12
within three years from when your Regulation A offering was
                                                        qualified and the
offering commenced to the public, which is not accordance with Section
                                                        13. We direct you to
the first sentence of Section 13, which states    No action shall be
                                                        maintained to enforce
any liability created under section 11 or section 12(a)(2) of this title unless brought within
one year after the discovery of the untrue statement or the omission, or after such discovery
should have been made by the exercise of reasonable diligence, or, if the action is to
enforce a liability created under section 12(a)(1) of this title, unless brought within one year
after the violation upon which it is based    (emphasis added).
                                                        Please revise to
reflect the entirety of Section 13 to clarify when claims under Section
                                                        12(a)(1) or Section
12(a)(2) must be brought.
 Christopher Lustrino
KingsCrowd, Inc.
August 4, 2022
Page 2
Offering Circular Summary, page 4

2. We note that in your previous responses you state that there is currently only one fund that has been established for which KingsCrowd Capital, LLC serves as a sub-adviser. Please clarify whether such fund has begun operations and/or investing its assets. If so, please clarify the commencement date on which such actions began.
Our Business
Our Solutions for a New Market, page 47

3.       We note in your response to Comment 4 you stated that    KCI does
invest in securities and
         owns no securities other than its ownership interest in KCC.    We are
not persuaded by
         your response. Therefore, please provide a detailed legal analysis regarding whether any of KingsCrowd, Inc. and its subsidiaries meets the definition of an investment company under Section 3(a)(1)(A) of the Investment Company Act of 1940 ( Investment Company
         Act   ). In your response, please address, in detail, each of the factors outlined in Tonopah
         Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.
4. In addition, please provide a detailed legal analysis regarding whether KingsCrowd, Inc.
       or any of its subsidiaries meet the definition of an    investment
company    under Section
       3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s)
       and denominator(s). Further, in connection with this calculation, please provide detail on
FirstName LastNameChristopher Lustrino
       any items excluded from the numerator and denominator in order to arrive at such figures.
Comapany    NameKingsCrowd,
       Finally,                  Inc. and discuss any other substantive
determinations and/or
                please also describe
Augustcharacterizations
        4, 2022 Page 2 of assets that are material to your calculations. FirstName LastName
 Christopher Lustrino
FirstName  LastNameChristopher Lustrino
KingsCrowd,  Inc.
Comapany
August     NameKingsCrowd, Inc.
       4, 2022
August
Page 3 4, 2022 Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 or Eric Envall at 202-551-3234 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:      B. Ruffa